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Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jim B. Rosenberg	June 30, 2017
Re: PartnerRe Ltd. Form 20-F for the Fiscal Year Ended December 31, 2016 Filed April 5, 2017 File No. 001-14536

Dear Mr. Rosenberg

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via your letter dated June 27, 2017, relating to the Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”) of PartnerRe Ltd. (the “Company”).
Set forth below are our responses to the Staff comments. For your convenience, we have included the comments from the Staff in italicized type and have followed each comment with our response.

Item 18 Financial Statements
Notes to Consolidated Financial Statements
8. Non-life and Life and Health Reserves, page 126

1. Please refer to the separate tables for property and casualty that you provided in your June 12, 2017 response to prior comment four for which we have the following observations:

•	Duration for property is substantially shorter than for casualty, which results in the amount and timing of their net paid losses and loss expenses differing significantly.

•
Development for property can differ significantly from development for casualty. For example, favorable development in 2016 for accident year 2014 for property is significantly disproportional to the accident year’s prior year liability and incurred losses and loss expense when compared to that for casualty.

•
The trend in the amount of initial incurred losses and loss expense from accident year to accident year for property can differ significantly from that for casualty. For example, the initial losses and loss expense for accident year 2014 for property decreased 25% as compared to that for accident year 2013, while it increased 12% for casualty.

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

Considering the significance of the amounts for property and casualty on a separate basis to the consolidated amounts as well as the observations above, it appears that the aggregation of property and casualty obscures meaningful information about the amount, timing and uncertainty of cash flows. As such, we believe that property and casualty should be disaggregated under ASC 944-40-50-4H into separate tables that present information required by ASC 944-40-50-4B and 50-4Da. Please confirm that you will present such separate tables for property and casualty in future Forms 20-F.

We accept the Staff’s comments and will revise our disclosures in future annual filings, beginning with the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

2. You state in your June 12, 2017 response to prior comment four that the casualty loss development table includes products which bundle property and casualty reinsurance risks. We note your statement that it is impractical to separate these products due to your receipt of single premiums for combined property and casualty reinsurance risks. Please tell us more specifically why, for these products, you are not able to assign amounts specified under ASC 944-40-50-4B and 50-4Da. to either the property or casualty table, as applicable, or confirm that you will do so in future Forms 20-F.

The Company considers it impractical to assign losses arising from these bundled products to either the property or casualty table because the loss information received by its clients through Bordereaux does not consistently provide a distinction between property and casualty losses. Hence, to be able to assign amounts specified under ASC 944-40-50-4B and 50-4Da. to either the property or casualty table, the Company would need to estimate the proportion of property and casualty losses within the loss information received by its clients. In addition, because the proportion of property and casualty losses does not only vary by accident year but also by development year, it would not be possible to assign a reasonable proportion of these losses between property and casualty for each cell of the property or casualty table.

* * * * *

We hope this information addresses your comments relating to our disclosure. Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact me at (441) 294-5101.

Very truly yours

/S/ MARIO BONACCORSO
Mario Bonaccorso
Executive Vice President and Chief Financial Officer
PartnerRe Ltd.

cc: Tabatha Akins, Division of Corporation Finance
Joel Parker, Division of Corporation Finance
Scot Foley, Attorney Advisor
Dan Greenspan, Legal Branch Chief

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